

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 30, 2016

Xiaofan Wang
Chief Financial Officer
Ctrip.com International, Ltd.
99 Fu Quan Road
Shanghai 200335
People's Republic of China

> **Re: Ctrip.com International, Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 22, 2016**
> **File No. 001-33853**

Dear Ms. Wang:

We have reviewed your letter dated September 23, 2016 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 9, 2016.

Notes to Consolidated Financial Statements

Note 2. Principal Accounting Policies

Acquisitions, page F-18

1.   We note in your response to prior comment 7 that goodwill recognized in the Qunar acquisition is primarily made up of expected synergies. Given the significant amount of goodwill recognized in this transaction, please explain further the specific synergies you identified, the relative significance of each, and revise to include such discussion in your future filings.

Xiaofan Wang
Ctrip.com International, Ltd.
September 30, 2016
Page 2

<u>Note 15. Taxation, page F-41</u>

2.   We note the table provided as part of your response to prior comment 9. Please reconcile the pretax income totals for fiscal 2013 and 2014 to the amounts presented in the Consolidated Statements of Income and Comprehensive Income.

3.   We note your response to prior comment 10 provides information with regards to the tax rate differential and non-deductible expense line items for fiscal 2015. Please provide a breakdown of such line items for fiscal 2014 and explain the reasons for the significant variance from fiscal 2014 to 2015.

<u>Form 6-K Filed September 6, 2016</u>

4.   You state in your response to prior comment 12 that the equity method of accounting for your investment in Homeinns is still appropriate since you continue to hold approximately 15% of the equity and there are common directors serving on the boards of both companies. A review of Exhibit 99.1 of Homeinns' Form 6-K filed on April 1, 2016, suggests that BTG acquired approximately 66% of Homeinns' outstanding ordinary shares   Therefore, please explain further the basis for your conclusion that you continue to exercise significant influence over the operating and financial policies of Homeinns as defined in ASC 323-10-15. As part of your response, please describe the composition of Homeinns' board and tell us how you determined that your two board seats provide you the ability to exercise significant influence over the operating and financial policies of Homeinns. Also, address the level of influence exerted by BTG by virtue of their voting interest.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services